Room 4561

June 20, 2007

Philip E. Lundquist
Chief Executive Officer
Vubotics Inc.
235 Peachtree Street NE Suite 1725
Atlanta, Georgia 30303

> **Re:** **Vubotics Inc.**
> **Form 10-KSB Filed for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-KSB/A Filed for Fiscal Year Ended December 31, 2006**
> **Filed June 15, 2007**
> **File No. 0-28883**

Dear Mr. Lundquist:

We have reviewed your response to our letter dated April 18, 2007 in connection with the above-referenced filing and have the following comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 14

1. We note that you did not provide the disclosures required by Item 304 of Regulation S-B in your amended Form 10-KSB as previously requested. In addition, we noted that you also changed accountants during fiscal 2005. Please file another amendment to your Form 10-KSB that includes these required disclosures.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Mark Kronforst
Accounting Branch Chief